Exhibit 99.1

Absolute Software Announces Resignation of Matthew Schoenfeld and Promotion of Mark Grace to Chief Revenue Officer

VANCOUVER, British Columbia and SAN JOSE, Calif. — October 11, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, announced today that Matthew Schoenfeld has accepted the position of President at a privately-held company and will resign from Absolute effective November 4, 2022. The company also announced Mark Grace has been promoted from EVP, Channel and Business Development to Chief Revenue Officer (CRO) to help drive the company’s next phase of growth and oversee all sales, channel and customer experience.

“I’d like to thank Matthew for his contributions to Absolute. Over the past five quarters Matthew has had a significant impact our on our go-to-market team. I have appreciated his leadership, and we wish him well in his new endeavor,” said Christy Wyatt, President and CEO of Absolute. “As a long-standing leader at Absolute, I am thrilled to announce Mark is stepping into the CRO role. Because of his current position overseeing our PC OEMs, Channel and Distribution, Mark has unparalleled knowledge and roots in the Absolute business. Known for his outstanding leadership, he has a proven track record for not only understanding the resilient security solutions that our customers need, but also for building high performance go-to-market teams that deliver customer value and revenue that continues to drive our growth.”

Mark will oversee all revenue-generating activities at Absolute, including global sales, revenue operations, customer experience and Channel. He has been with Absolute since 2008 and has held numerous leadership responsibilities, including Vice President of go-to-market in Asia Pacific and Latin America, revenue operations, OEM products and most recently held the position of EVP of Channel and Business Development.

Under Mark’s channel leadership, Absolute grew its OEM business to include 28 PC manufacturers and has been instrumental in bringing to market numerous specialized offerings with some of the world’s leading PC manufacturers, including Dell, Lenovo and HP. He also introduced and scaled the company’s reseller and distribution partner program to more than 1100 today, which was recognized by CRN with a 5-star rating earlier this year for the second year in a row. Mark is an industry veteran with more than two decades of experience leading go-to-market, sales, marketing and channel functions and has worked for both Fortune 50 companies, as well as high-growth mid-size service and software organizations.

Matthew Schoenfeld added, “I want to thank Christy for her leadership and trust in me of the company’s go-to-market function. My decision to leave Absolute was difficult, especially because of the massive opportunity and momentum the company is experiencing as the only provider of self-healing, intelligent security solutions. I am honored to have had this opportunity at Absolute, and I am confident in Absolute’s continued success.”

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 18,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 20022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar references and, within this press release, include, but is not limited to, statements with respect to the next phase of growth, revenue, sales or developments as well as Absolute’s objectives, strategies, actions, targets, expectations and outlook following the promotion of Mr. Grace and the departure of Mr. Schoenfeld. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include: the leadership transition and the effectiveness related thereto.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, the transition of management; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant.

Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

For more information, contact:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760